# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Andersen Group Inc., CIK 0002065708
CUSIP: 033853102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 BUSH ST, STE 1700, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 02/04/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 1,471,985; shared voting power 0; sole dispositive power 0; shared dispositive power 1,938,340; aggregate amount beneficially owned 1,938,340 (15.3% of the class); the aggregate amount excludes certain shares
- BROWN INVESTMENT ADVISORY & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 8,563; shared voting power 0; sole dispositive power 0; shared dispositive power 8,563; aggregate amount beneficially owned 8,563 (0.1% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,462,693; shared voting power 0; sole dispositive power 0; shared dispositive power 1,929,048; aggregate amount beneficially owned 1,929,048 (15.2% of the class); the aggregate amount excludes certain shares
- SIGNATURE FINANCIAL MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 729; shared voting power 0; sole dispositive power 0; shared dispositive power 729; aggregate amount beneficially owned 729 (0.01% of the class)

## Item 1. Issuer
Name of issuer: Andersen Group Inc.
Address of issuer's principal executive offices:
333 BUSH ST, STE 1700, SAN FRANCISCO, CALIFORNIA
94104

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN INVESTMENT ADVISORY & TRUST CO

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC.
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN INVESTMENT ADVISORY & TRUST CO - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC. - VIRGINIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,876,680
Percent of class: 15.3
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 1,471,985

BROWN INVESTMENT ADVISORY & TRUST CO - 8,563

BROWN ADVISORY LLC - 1,462,693

SIGNATURE FINANCIAL MANAGEMENT, INC. - 729
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 1,938,340

BROWN INVESTMENT ADVISORY & TRUST CO - 8,563

BROWN ADVISORY LLC - 1,929,048

SIGNATURE FINANCIAL MANAGEMENT, INC. - 729

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

BROWN INVESTMENT ADVISORY & TRUST CO - BK (Bank)

BROWN ADVISORY LLC - IA (Investment Adviser)

SIGNATURE FINANCIAL MANAGEMENT, INC. - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BROWN ADVISORY INC: Victor Fernandez, Chief Compliance Officer (02/05/2026)
- BROWN INVESTMENT ADVISORY & TRUST CO: Victor Fernandez, Chief Compliance Officer (02/05/2026)
- BROWN ADVISORY LLC: Victor Fernandez, Chief Compliance Officer (02/05/2026)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: Victor Fernandez, Chief Compliance Officer (02/05/2026)